Exhibit 99.1

Commission File Number 001-31914

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

ANNOUNCEMENT

PROGRESS OF ACQUISITION AND CONSTRUCTION OF PROPERTIES

On October 26, 2017, the fifteenth meeting of the fifth session of the Board of Directors of China Life Insurance Company (the “Company”) reviewed and passed the proposal on the Company’s investment in Project NFJR, approving the Guangdong branch of the Company to cooperate with China Guangfa Bank Co., Ltd. (“CGB”) to separately acquire and construct properties in Guangzhou by way of “Unified Negotiation and Separate Execution”, and jointly build the “Financial Center of China Life in the South” (the “Transaction”). Please refer to the Announcement on Proposed Acquisition and Construction of Properties issued by the Company at the website of Shanghai Stock Exchange (www.sse.com.cn) on October 27, 2017 for details.

I.	Progress of the Transaction

On February 28, 2018, the Company’s Guangdong branch acquired the state-owned construction land use right of the land of AT090957 in the starting area of Guangzhou International Financial City, Tianhe District, Guangzhou (the “Land”) through online auction. On March 12, 2018, the Company’s Guangdong branch and Guangzhou Land Resources and Planning Commission entered into the contract for assigning state-owned construction land use right (the “Contract”).

II.	Information on the Transaction

1.    Land

The Land that the Company’s Guangdong branch acquired is located in the starting area of Guangzhou International Financial City, Tianhe District, Guangzhou with total area of 8,825.85 square meters. The Land will be used to conduct retail commerce, catering and business finance. The land use right will be valid for 50 years starting from the date of the delivery of the Land.

2.    Price and Payment Method

The price for acquiring the state-owned construction land use right of the Land by the Company’s Guangdong branch is RMB 1,642,860,000 (the “Price”).

The Company’s Guangdong branch must pay the Price in a lump sum within 30 days after the execution of the Contract, and apply for registration of state-owned construction land use right by submitting the Contract, the payment receipt of the Price and other relevant materials after making the full payment of the Price in accordance with the Contract.

Commission File Number 001-31914

3.	Effectiveness of the Contract

The land assignment plan under the Contract has been approved by Guangzhou People’s Government and came into effect on the date of execution by the parties.

III.	Miscellaneous

Project NFJR is to have the Company’s Guangdong branch and CGB separately acquire and construct properties in Guangzhou by way of “Unified Negotiation and Separate Execution”. Please refer to the Announcement on Proposed Acquisition and Construction of Properties issued by the Company at the website of Shanghai Stock Exchange (www.sse.com.cn) on October 27, 2017 for details of fund source, pricing principle, transaction objective and impact on the Company of the Transaction.

Board of Directors

China Life Insurance Company Limited

March 12, 2018